SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Seer, Inc.

(Name of Issuer)

Class A Common Stock, $0.00001 par value per share

(Title of Class of Securities)

81578P 106

(CUSIP Number)

Mark Gurevich

Maverick Capital, Ltd.

1900 N. Pearl Street, 20th Floor

Dallas, TX 75201

(214) 880-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 11, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81578P 106

1.	Names of Reporting Persons. MCV Management Company, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,163,792
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,163,792

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,163,792
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.0%
14.	Type of Reporting Person (See Instructions) IA, OO

CUSIP No. 81578P 106

1.	Names of Reporting Persons. Maverick Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,163,792
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,163,792

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,163,792
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 81578P 106

1.	Names of Reporting Persons. Maverick Ventures Investment Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 148,516
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 148,516

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 148,516
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.3%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 81578P 106

1.	Names of Reporting Persons. Maverick Advisors Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 430,066
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 430,066

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 430,066
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.7%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 81578P 106

1.	Names of Reporting Persons. Maverick Capital Ventures, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,163,792
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,163,792

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,163,792
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 81578P 106

1.	Names of Reporting Persons. Maverick Capital Advisors, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,163,792
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,163,792

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,163,792
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 81578P 106

1.	Names of Reporting Persons. Maverick Capital, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,163,792
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,163,792

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,163,792
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 81578P 106

1.	Names of Reporting Persons. Lee S. Ainslie III
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,209,590
	8.	Shared Voting Power 1,163,792
	9.	Sole Dispositive Power 1,209,590
	10.	Shared Dispositive Power 1,163,792

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,373,382
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.1%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 81578P 106

1.	Names of Reporting Persons. David B. Singer
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 216,180
	8.	Shared Voting Power 1,163,792
	9.	Sole Dispositive Power 216,180
	10.	Shared Dispositive Power 1,163,792

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,379,972
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.4%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 81578P 106

1.	Names of Reporting Persons. Maverick Ventures Liquidity Fund I, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 585,210
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 585,210

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 585,210
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.0%
14.	Type of Reporting Person (See Instructions) PN

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and supplemented as follows:

(a)

The information set forth in rows 11 and 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 58,566,537 outstanding shares of Class A common stock as reported by the Issuer in its Form 10-Q filed on August 9, 2022.

(b)	The information set forth in rows 7 through 10 of the cover pages to this Schedule 13D is incorporated by reference.

Maverick Capital Ventures, LLC is the general partner of Maverick Ventures Fund, Maverick Advisors Fund and Maverick Ventures Liquidity Fund I, LP. Mr. Ainslie and Mr. Singer are the Managing Partners of Maverick Ventures.

MCV is the investment manager of Maverick Ventures Fund, Maverick Ventures Liquidity Fund I, L.P. and Maverick Advisors Fund. Maverick Capital Management is the general partner of Maverick Capital Advisors (the controlling member of Maverick Capital Ventures, LLC) and Maverick Capital (the controlling member of MCV). Mr. Ainslie is the manager of Maverick Capital Management.

(c)	Schedule A to this Amendment sets forth all transactions with respect to the shares of Class A Common Stock effected during the past sixty days by any Reporting Person.

(d)

No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock subject to this Schedule 13D.

(e)	The Reporting Persons, on an aggregate basis, ceased to be the beneficial owners of more than five percent of the Issuer’s Class A common stock on August 11, 2022.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:    August 15, 2022

MCV MANAGEMENT COMPANY, LLC

By:	Lee S. Ainslie III, Managing Partner

By:	/s/ Mark Gurevich
Mark Gurevich
Under Power of Attorney dated March 15, 2018

MAVERICK CAPITAL MANAGEMENT, LLC

By:	Lee S. Ainslie III, Manager

By:	/s/ Mark Gurevich
Mark Gurevich
Under Power of Attorney dated March 15, 2018

MAVERICK VENTURES INVESTMENT FUND, L.P.

By:	Maverick Capital Ventures, LLC, its general partner

By:	Lee S. Ainslie III, Managing Partner

By:	/s/ Mark Gurevich
Mark Gurevich
Under Power of Attorney dated March 15, 2018

MAVERICK ADVISORS FUND, L.P.

By:	Maverick Capital Ventures, LLC, its general partner

By:	Lee S. Ainslie III, Managing Partner

By:	/s/ Mark Gurevich
Mark Gurevich
Under Power of Attorney dated March 15, 2018

MAVERICK CAPITAL VENTURES, LLC

By:	Lee S. Ainslie III, Managing Partner

By:	/s/ Mark Gurevich
Mark Gurevich
Under Power of Attorney dated March 15, 2018

MAVERICK CAPITAL ADVISORS, L.P.

By:	Maverick Capital Management, LLC, its general partner

By:	Lee S. Ainslie III, Manager

By:	/s/ Mark Gurevich
Mark Gurevich
Under Power of Attorney dated March 15, 2018

MAVERICK CAPITAL, LTD.

By:	Maverick Capital Management, LLC, its General Partner

By:	Lee S. Ainslie III, Manager

By:	/s/ Mark Gurevich
Mark Gurevich
Under Power of Attorney dated March 15, 2018

MAVERICK VENTURES LIQUIDITY FUND I, L.P.

By:	Maverick Capital Ventures, LLC, its general partner

By:	Lee S. Ainslie III, Managing Partner

By:	/s/ Mark Gurevich
Mark Gurevich
Under Power of Attorney dated March 15, 2018

LEE S. AINSLE III

By:	/s/ Mark Gurevich
Mark Gurevich
Under Power of Attorney dated March 15, 2018

DAVID B. SINGER

By:	/s/ Mark Gurevich
Mark Gurevich
Under Power of Attorney dated January 7, 2021

Schedule A

The following table sets forth all transactions in the shares of Common Stock effected in the past sixty days not previously reported by the Reporting Persons. Certain shares were purchased in multiple transactions at prices between the price range, as indicated in the footnote below.

Name	Date of Transaction	Number of Shares Acquired / (Disposed)	Transaction	Price Per Share

Maverick Ventures Investment Fund, L.P.	8/11/22	(126,862)	Distribution	(1)

Maverick Advisors Fund, L.P.	8/11/22	(367,946)	Distribution	(1)

Maverick Ventures Liquidity Fund I, L.P.	8/11/22	(505,158)	Distribution	(1)

Maverick Ventures Investment Fund, L.P.	8/11/22	(2)	Sale	$10.99

Maverick Advisors Fund, L.P.	8/11/22	(410)	Sale	$10.99

Maverick Ventures Liquidity Fund I, L.P.	8/11/22	(3,720)	Sale	$10.99

Maverick Ventures Investment Fund, L.P.	8/12/22	(1)	Sale	$11.21

Maverick Advisors Fund, L.P.	8/12/22	(275)	Sale	$11.21

Maverick Ventures Liquidity Fund I, L.P.	8/12/22	(2,490)	Sale	$11.21

(1)	Represents a distribution in kind at a price per share of $13.31 per share.